Exhibit 99.3

URANIUM ROYALTY CORP.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED APRIL 30, 2021 AND 2020

Report of Independent Registered Public Accounting Firm

To the Shareholders of Uranium Royalty Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Uranium Royalty Corp. and its subsidiary (together, the Company) as at April 30, 2021 and 2020, and the related consolidated statements of loss and other comprehensive income (loss), changes in equity, and cash flows for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as at April 30, 2021 and 2020, and its financial performance and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/PricewaterhouseCoopers LLP

Chartered Professional Accountants

Vancouver, Canada
July 28, 2021

We have served as the Company's auditor since 2020.

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Place, 250 Howe Street, Suite 1400, Vancouver, British Columbia, Canada V6C 3S7
T: +1 604 806 7000, F: +1 604 806 7806

"PwC" refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

1

Uranium Royalty Corp.

Consolidated Statements of Financial Position

(Expressed in Canadian dollars unless otherwise stated)

		As at April 30, 2021	As at April 30, 2020
	Notes	($)	($)
Assets
Current Assets
Cash and cash equivalents	4	7,214,482	11,837,162
Restricted cash	4	669,350	752,250
Short-term investments	5	30,044,870	30,456,461
Inventories	6	12,398,031	-
Prepaids and other receivables		279,478	351,396
		50,606,211	43,397,269

Non-current Assets
Royalties and royalty options	7	25,577,108	27,256,357
		25,577,108	27,256,357

		76,183,319	70,653,626

Liabilities
Current Liabilities
Accounts payable and accrued liabilities	13	506,944	399,558
		506,944	399,558

Non-current Liability
Government loan payable	8	40,000	40,000
		546,944	439,558

Equity
Issued Capital	9	72,985,166	66,845,949
Warrant Reserves	9	6,352,151	7,076,311
Accumulated deficit		(7,885,993)	(6,842,984)
Accumulated other comprehensive income		4,185,051	3,134,792
		75,636,375	70,214,068
		76,183,319	70,653,626

Commitments (Note 15)

Subsequent events (Note 16)

Approved by the Board of Directors:

/s/ “Neil Gregson”
Neil Gregson
Director

/s/ “Vina Patel”
Vina Patel
Director

The accompanying notes are an integral part of these consolidated financial statements

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Uranium Royalty Corp.

Consolidated Statements of Loss and Other Comprehensive Income (Loss)

(Expressed in Canadian dollars unless otherwise stated)

		For the year ended April 30,
	Notes	2021 ($)	2020 ($)
Expenses
Consulting fees		197,275	284,876
General and administrative		557,201	535,395
Management and directors’ fees	13	376,771	526,691
Professional fees		343,045	815,303
Project expenditures		-	108,137
Operating loss		(1,474,292)	(2,270,402)

Other items
Interest expense		-	(1,201,801)
Interest income		55,729	158,085
Net gain on loan payable		-	272,939
Net foreign exchange (loss) gain		(436,277)	211,694
Loss before taxes		(1,854,840)	(2,829,485)
Deferred income tax recovery		478,319	128,127
Net loss for the year		(1,376,521)	(2,701,358)

Other comprehensive income
Items that will not subsequently be re-classified to net income:
Unrealized gain on revaluation of short-term investments	5	3,543,105	949,085
Deferred tax expense on short-term investments	5	(478,319)	(128,127)
Item that may subsequently be re-classified to net income:
Foreign currency translation differences		(1,681,015)	593,311
Total other comprehensive income for the year		1,383,771	1,414,269

Total comprehensive income (loss) for the year		7,250	(1,287,089)

Net loss per share, basic and diluted		(0.02)	(0.05)

Weighted average number of shares, outstanding, basic and diluted		72,031,196	54,319,292

The accompanying notes are an integral part of these consolidated financial statements

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Uranium Royalty Corp.

Consolidated Statements of Changes in Equity

(Expressed in Canadian dollars unless otherwise stated)

	Note	Number of Common Shares	Issued Capital	Warrant Reserves	Accumulated Deficit	Accumulated Other Comprehensive Income	Total
			($)	($)	($)	($)	($)
Balance at April 30, 2019		41,594,938	30,052,484	2,024,255	(4,141,626)	1,720,523	29,655,636
Common shares issued upon exercise of special warrants		3,203,670	4,805,506	(4,805,506)	-	-	-
Private placement of special warrants for cash		-	-	3,350,001	-	-	3,350,001
Special warrants issued to acquire royalties		-	-	2,031,251	-	-	2,031,251
Initial public offering:
Common shares and common share purchase warrants issued for cash		20,000,000	24,755,245	5,244,755	-	-	30,000,000
Common shares and common share purchase warrants issued on automatic exercise of qualifying special warrants		1,733,334	2,145,455	(2,145,455)	-	-	-
Common share purchase warrants issued on exercise of over-allotment option		-	-	215,250	-	-	215,250
Agents’ fees and issuance costs		-	(1,321,690)	(292,935)	-	-	(1,614,625)
Common shares and common share purchase warrants issued to settle other payable		500,000	463,611	195,089	-	-	658,700
Common shares and common share purchase warrants issued to acquire royalties		4,803,296	5,945,338	1,259,606	-	-	7,204,944
Net loss for the year		-	-	-	(2,701,358)	-	(2,701,358)
Total other comprehensive income		-	-	-	-	1,414,269	1,414,269
Balance at April 30, 2020		71,835,238	66,845,949	7,076,311	(6,842,984)	3,134,792	70,214,068
Common shares issued upon exercise of warrants		2,769,293	6,139,217	(724,160)	-	-	5,415,057
Transfer of gain on disposal of short-term investments at fair value through other comprehensive income to accumulated deficit	5	-	-	-	333,512	(333,512)	-
Net loss for the year		-	-	-	(1,376,521)	-	(1,376,521)
Total other comprehensive income		-	-	-	-	1,383,771	1,383,771
Balance at April 30, 2021		74,604,531	72,985,166	6,352,151	(7,885,993)	4,185,051	75,636,375

The accompanying notes are an integral part of these consolidated financial statements

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Uranium Royalty Corp.

Consolidated Statements of Cash Flows

(Expressed in Canadian dollars unless otherwise stated)

	For the year ended April 30,
	2021	2020
	($)	($)
Operating activities
Net loss before tax for the year	(1,854,840)	(2,829,485)
Adjustments for:
Interest expense	-	1,201,801
Interest income	(55,729)	(158,085)
Net gain on loan payable	-	(272,939)
Net foreign exchange loss (gain)	427,482	(40,950)
Net changes in non-cash working capital items:
Inventories	(12,398,031)	-
Prepaids and other receivables	65,610	(235,030)
Accounts payable and accrued liabilities	107,386	(143,597)
Cash used in operating activities	(13,708,122)	(2,478,285)

Investing activities
Investment in royalties	-	(3,684,362)
Acquisition of promissory note	-	(2,662,200)
Proceeds from repayment of promissory note	-	2,608,400
Interest received	62,037	150,821
Proceeds from sale of short-term investments	4,681,407	-
Investment in short-term investments	(726,711)	(998,583)
Restricted cash deposit	-	(752,250)
Cash generated from (used in) investing activities	4,016,733	(5,338,174)

Financing activities
Proceeds from common shares issued	5,415,057	-
Net proceeds from government loan payable	-	40,000
Transaction costs on modification of loan payable	-	(194,887)
Repayment of loan payable	-	(13,698,188)
Proceeds from private placement, net of issuance costs	-	3,350,001
Proceeds from initial public offering, net of agent’s fees and issuance costs	-	28,600,625
Interest paid	-	(674,620)
Cash generated from financing activities	5,415,057	17,422,931

Effect of exchange rate changes on cash and cash equivalents	(346,348)	-

Net (decrease) increase in cash and cash equivalents	(4,622,680)	9,606,472
Cash and cash equivalents
Beginning of year	11,837,162	2,230,690
End of year	7,214,482	11,837,162

The accompanying notes are an integral part of these consolidated financial statements

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Uranium Royalty Corp.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars unless otherwise stated)

1. Corporate Information

Uranium Royalty Corp. (“URC” or “the Company”) is a company incorporated in Canada on April 21, 2017 and domiciled in Canada. URC is principally engaged in acquiring and assembling a portfolio of royalties and investing in companies with direct exposure to uranium. The registered office of the Company is located at 1000 Cathedral Place, 925 West Georgia Street, Vancouver, British Columbia, V6C 3L2, Canada. The principal address of the Company is located at 1030 West Georgia Street, Suite 1830, Vancouver, British Columbia, V6E 2Y3, Canada.

The Company’s common shares and its common share purchase warrants, each of which is exercisable into one common share at an exercise price of $2.00 per share until December 6, 2024 (the “Listed Warrants”), are listed on the TSX Venture Exchange (the “TSX-V”) under the symbols “URC” and “URC.WT”, respectively. The Company’s common shares are listed on the NASDAQ Capital Market under the symbol “UROY”.

2. Basis of Preparation

2.1 Statement of compliance

The Company’s consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). These consolidated financial statements were authorized for issue by the Company’s board of directors on July 28, 2021.

2.2 Basis of presentation

The Company’s consolidated financial statements have been prepared on a historical cost basis except for financial instruments that have been measured at fair value. The Company’s consolidated financial statements are presented in Canadian dollars (“$” or “dollars”) which is also the functional currency of URC. All values are rounded to the nearest dollar except where otherwise indicated.

2.3 Basis of consolidation

The consolidated financial statements include the financial statements of Uranium Royalty Corp. and Uranium Royalty (USA) Corp., a wholly owned subsidiary of the Company. Subsidiaries are consolidated from the date the Company obtains control, and continue to be consolidated until the date that control ceases. Control is achieved when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

All inter-company transactions, balances, income and expenses are eliminated through the consolidation process.

The accounts of Uranium Royalty (USA) Corp. are prepared for the same reporting period as the parent company, using consistent accounting policies. The functional currency of Uranium Royalty (USA) Corp. is the United States dollar. Foreign operations are translated into Canadian dollars using the period end exchange rate as to assets and liabilities and the average exchange rate as to income and expenses. All resulting exchange differences are recognized in other comprehensive income.

3. Significant Accounting Policies

Foreign currencies

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the date of the transaction. Monetary assets and liabilities are translated using the period end exchange rates. Foreign currency gains and losses resulting from the settlement of such transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statements of comprehensive loss.

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Uranium Royalty Corp.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars unless otherwise stated)

3. Significant Accounting Policies (continued)

Royalties and royalty options

All direct costs related to the acquisition of royalties and royalty options are capitalized on a property-by-property basis. The Company assesses the carrying costs for impairment when indicators of impairment exist. Project evaluation costs that are not related to a specific agreement are expensed in the period incurred.

Income taxes

Income tax expense represents the sum of tax currently payable and deferred tax. Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted at the end of each reporting period. Deferred income tax is provided using the liability method on temporary differences, at the end of each reporting period, between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax liabilities are recognized for all taxable temporary differences, except:

●	where the deferred income tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and
●	in respect of taxable temporary differences associated with investments in subsidiaries, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carry forward of unused tax credits and unused tax losses can be utilized except:

●	where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and
●	in respect of deductible temporary differences associated with investments in subsidiaries, deferred income tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at the end of each reporting period and are recognized to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the end of each reporting period. Deferred income tax relating to items recognized directly in equity is recognized in equity and not in the consolidated statements of comprehensive loss.

Deferred income tax assets and deferred income tax liabilities are offset if, and only if, a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend to either settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax assets or liabilities are expected to be settled or recovered.

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Uranium Royalty Corp.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars unless otherwise stated)

3. Significant Accounting Policies (continued)

Financial Instruments

Financial instruments are recognized in the consolidated statements of financial position on the trade date, being the date in which the Company becomes a party to the contractual provisions of the financial instrument. The Company’s financial instruments consist of cash and cash equivalents, restricted cash, short-term investments, accounts payable and accrued liabilities and government loan payable. All financial instruments are initially recorded at fair value and designated as follows:

Cash and cash equivalents and restricted cash are classified as financial assets at amortized cost. Accounts payable and accrued liabilities and government loan payable are classified as financial liabilities at amortized cost. Both financial assets at amortized cost and financial liabilities at amortized cost are subsequently measured using the effective interest method.

Investments in ordinary shares are held for strategic purposes and not for trading. The Company classified these investments as fair value through other comprehensive income (“FVTOCI”). Such investments are measured at fair value at the end of each reporting period, with any gains or losses arising on re-measurement recognized as a component of other comprehensive income. Cumulative gains and losses are not subsequently reclassified to profit or loss. Transaction costs on initial recognition of financial instruments classified as FVTOCI are recognized in other comprehensive income as part of a change in fair value at the next remeasurement.

Financial assets are derecognized when the contractual rights to the cash flows from the asset expire. Financial liabilities are derecognized only when the Company’s obligations are discharged, cancelled or otherwise expire. On derecognition, the difference between the carrying amount (measured at the date or derecognition) and the consideration received (including any new asset obtained less any new liability obtained) is recognized in profit or loss.

Impairment of non-financial assets

At the end of each reporting period, the Company reviews the carrying amounts of its tangible and intangible assets to determine whether there is an indication that those assets have suffered an impairment loss. If any such indication exists or when annual impairment testing for an asset is required, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the assets belong.

Recoverable amount is the higher of an asset’s (or cash-generating unit’s) fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in the consolidated statements of comprehensive loss.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount, net of depreciation, that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years.

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Uranium Royalty Corp.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars unless otherwise stated)

3. Significant Accounting Policies (continued)

Leases

At the inception of a contract, the Company assesses whether a contract is, or contains, a lease based on whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company has elected not to recognize right of use assets and lease liabilities for short-term leases that have a lease term of 12 months or less and leases of low-value assets. The lease payments associated with short-term leases are recognized as expenses on a straight-line basis over the lease term.

Cash and cash equivalents

Cash and cash equivalents comprise of cash on deposit with banks and highly liquid short-term interest-bearing investments with a term to maturity at the date of purchase of 90 days or less which are subject to an insignificant risk of change in value.

Restricted cash

Restricted cash includes cash and cash equivalents that have been pledged for credit facilities which are not available for immediate disbursement.

Inventories

Inventories are measured at the lower of cost and net realizable value. Cost of purchased inventory is determined by the weighted average cost method. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs necessary to make the sale.

Related party transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control. Related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

Net loss per share

Basic net loss per share includes no potential dilution and is computed by dividing the net loss attributable to common stockholders by the weighted average number of common shares outstanding for the period. The basic and diluted net loss per share are the same as there are no instruments that have a dilutive effect on earnings.

Significant accounting judgments and estimates

The preparation of these consolidated financial statements requires management to make judgments and estimates and form assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of income and expenses during the reporting period. On an ongoing basis, management evaluates its judgments and estimates in relation to assets, liabilities, income and expenses. Management uses historical experience and various other factors it believes to be reasonable under the given circumstances as the basis for its judgments and estimates. Actual outcomes may differ from these estimates under different assumptions and conditions.

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Uranium Royalty Corp.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars unless otherwise stated)

3. Significant Accounting Policies (continued)

Significant accounting judgments and estimates (continued)

Information about significant sources of estimation uncertainty and judgments made by management in preparing the consolidated financial statements are described below.

●	The Company estimates the attributable reserve and resource relating to the mineral properties underlying the royalties that are held by the Company. Reserves and Resources are estimates of the amount of minerals that can be economically and legally extracted from the mining properties at which the Company has royalty interests, adjusted where applicable to reflect the Company’s percentage entitlement to minerals produced from such mines. The public disclosures of Reserves and Resources that are released by the operators of the interests involve assessments of geological and geophysical studies and economic data and the reliance on a number of assumptions, including commodity prices and production costs. The estimates of Reserves and Resources may change based on additional knowledge gained subsequent to the initial assessment. Changes in the Reserve or Resource estimates may impact the carrying value of the Company’s royalty interests.

●	The Company’s business is the acquisition of royalties. Each royalty has its own unique terms and judgement is required to assess the appropriate accounting treatment. The determination of whether an acquisition should be accounted for as a royalty or a financial instrument requires the consideration of factors such as the terms of the agreement and the applicability of the own use exemption under IFRS 9 Financial Instruments. The assessment of whether an acquisition meets the definition of a business or whether assets are acquired is another area of key judgement. If deemed to be a business combination, applying the acquisition method to business combinations requires each identifiable asset and liability to be measured at its acquisition date fair value. The excess, if any, of the fair value of the consideration over the fair value of the net identifiable assets acquired is recognized as goodwill. The determination of the acquisition date fair values often requires management to make assumptions and estimates about future events. The assumptions and estimates with respect to determining the fair value of royalty generally require a high degree of judgement, and include estimates of mineral reserves and resources acquired, future metal prices, discount rates and conversion of reserves and resources. Changes in any of the assumptions or estimates used in determining the fair value of acquired assets and liabilities could impact the amounts assigned to assets and liabilities.

●	The assessment of impairment of royalty and other interests requires the use of judgments, assumptions and estimates when assessing whether there are any indicators that could give rise to the requirement to conduct a formal impairment test as well as in the assessment of fair values. When assessing whether there are indicators of impairment, management uses its judgment in evaluating the indicators such as significant changes in future commodity prices, discount rates, foreign exchange rates, taxes, operator reserve and resource estimates or other relevant information received from the operators that indicates production from royalty interests will not likely occur or may be significantly reduced in the future. In addition, the Company may use other approaches in determining fair value which may include estimates related to (i) dollar value per unit of mineral reserve/resource; (ii) cash-flow multiples; (iii) comparable transactions and (iv) market capitalization of comparable companies. Changes in any of the estimates used in determining the fair value of the royalty and other interests could impact the impairment analysis.

4. Cash and Cash Equivalents and Restricted Cash

	As at April 30, 2021	As at April 30, 2020
	($)	($)

Cash at bank	7,214,482	245,412
Guaranteed Investment Certificates	-	11,591,750
Cash and cash equivalents	7,214,482	11,837,162

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Uranium Royalty Corp.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars unless otherwise stated)

4. Cash and Cash Equivalents and Restricted Cash (continued)

Restricted cash of $669,350 (2020: $752,250) includes $55,000 (2020: $55,000) held by the bank as security for a corporate credit card and $614,350 (US$500,000) (2020: $697,250 (US$500,000)) held by the bank as security for a foreign exchange facility. The Company has not utilized the foreign exchange facility as at April 30, 2021 and 2020.

5. Short-term Investments

	As at April 30, 2021	As at April 30, 2020
	($)	($)

Investment in ordinary shares of Yellow Cake plc
Fair value, at the beginning of the period	30,456,461	28,508,793
Additions	726,711	998,583
Disposals	(4,681,407)	-
Fair value adjustment due to foreign exchange rate change	(1,017,949)	193,272
Fair value adjustment due to share price change	4,561,054	755,813
Fair value, at the end of the year	30,044,870	30,456,461

Pursuant to an agreement between Yellow Cake plc (“Yellow Cake”) and the Company, Yellow Cake granted the Company an option to acquire at market between US$2.5 million and US$10 million of tri-uranium octoxide (“U3O8”) per year between January 1, 2019 and January 1, 2028, up to a maximum aggregate amount of US$31.25 million worth of U3O8. Yellow Cake has also agreed to inform the Company of any opportunities for royalties, streams or similar interests identified by Yellow Cake with respect to uranium and the Company has an irrevocable option to elect to acquire up to 50% of any such opportunity alongside Yellow Cake, in which case the parties shall work together in good faith to pursue any such opportunities jointly. Further, the Company has agreed to inform Yellow Cake of potential opportunities that it identifies in relation to the purchase and taking delivery of physical U3O8 by the Company. Furthermore, the Company and Yellow Cake have agreed to, so far as it is commercially reasonable to do so, cooperate to identify potential opportunities to work together on other uranium related joint participation endeavors.

The ordinary shares of Yellow Cake are listed on the Alternative Investment Market of the London Stock Exchange. During the year ended April 30, 2021, the Company sold a portion of its shares in Yellow Cake for a fair value of $4,681,407 and realized a gain of $385,563 (2020: $Nil) which had already been included in other comprehensive income. This gain is transferred to accumulated deficit, net of tax of $52,051 (2020: $Nil). During the year ended April 30, 2021, the Company recognized a change in fair value of Yellow Cake’s ordinary shares in an aggregate amount of $3,543,105 (2020: $949,085) and deferred income tax of $478,319 (2020: $128,127) in other comprehensive income.

Subsequent to April 30, 2021, the Company granted to a bank a first priority security interest in the Yellow Cake ordinary shares for a margin loan facility (Note 16).

6. Inventories

During the year ended April 30, 2021, the Company acquired 348,068 pounds of U3O8 at a price of $35.62 (US$28.73) per pound.

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Uranium Royalty Corp.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars unless otherwise stated)

7. Royalties and Royalty Options

	Royalties	Royalty Options	Total
	($)	($)	($)
Balance, as at April 30, 2019	12,153,132	885,138	13,038,270
Additions	14,404,174	(760,138)	13,644,036
Foreign currency translation	574,051	-	574,051
Balance, as at April 30, 2020	27,131,357	125,000	27,256,357
Foreign currency translation	(1,679,249)	-	(1,679,249)
Balance, as at April 30, 2021	25,452,108	125,000	25,577,108

	April 30, 2021	April 30, 2020
	($)	($)
Diabase project	125,000	125,000
Langer Heinrich project	2,822,267	2,822,267
Anderson project	7,026,821	7,975,016
Slick Rock project	2,788,422	3,164,689
Workman Creek project	1,338,443	1,519,051
Church Rock project	718,035	814,926
Dewey-Burdock project	72,363	82,128
Lance project	72,283	82,037
Roca Honda project	151,652	172,116
Reno Creek project	276,458	313,763
Roughrider project	5,923,135	5,923,135
Michelin project	4,262,229	4,262,229
Total	25,577,108	27,256,357

The Company’s royalties and royalty options are detailed below:

Diabase Project

On January 31, 2018, the Company entered into an agreement (the “Diabase Agreement”) with Uranium Energy Corp. (“UEC”), Nuinsco Resources Limited (“Nuinsco”) and Mrs. Isabelle Clark (“Mrs. Clark”), in which UEC acquired 100% of the Diabase property located in Saskatchewan, Canada from Nuinsco. UEC is a shareholder of the Company and has the ability to exercise significant influence over the Company.

Pursuant to the Diabase Agreement, the Company was granted an exclusive right to acquire 100% of the royalty held by Mrs. Clark in respect of the Diabase property (the “Diabase Option”). The Diabase Option, being an option to purchase a 3% gross revenues royalty on a portion of the Diabase property, may be exercised by the Company in its sole and absolute discretion by paying to Mrs. Clark:

(i) $125,000 at closing of the transaction (paid on February 7, 2018); and

(ii) $1,750,000 on or before the date that is four years after the closing of the transaction.

12

Uranium Royalty Corp.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars unless otherwise stated)

7. Royalties and Royalty Options (continued)

Anderson, Slick Rock and Workman Creek Projects

On August 20, 2018, the Company entered into a royalty purchase agreement with UEC in connection with the purchase of a one percent (1%) net smelter return royalty for uranium on UEC’s Anderson project, Slick Rock project, and Workman Creek project. Pursuant to the royalty purchase agreement, the wholly owned subsidiary of the Company purchased the royalties by issuing 12,000,000 common shares of the Company (the “Consideration Shares”) to UEC.

The Consideration Shares are subject to escrow provisions pursuant to the escrow agreements (Note 9.3) and contractual hold periods as set out in the royalty purchase agreement. As at April 30, 2021, 4,000,000 common shares are subject to a contractual hold period until June 11, 2021.

Langer Heinrich Project

On November 23, 2018, the Company entered into an agreement (the “Langer Heinrich Agreement”) with Mega Uranium Ltd., a shareholder of the Company, and Mega Royalty Holdings Pty Ltd Acn 166 287 261 (collectively referred to as “Mega”), in which Mega granted an option (the “Langer Heinrich Option”) to the Company to purchase a production royalty of Australian $0.12 per kilogram of yellow cake produced from the Langer Heinrich uranium project in Namibia. The Company issued 750,000 common shares (the “Option Shares”) to Mega in payment of the Langer Heinrich Option.

The Option Shares are subject to escrow provisions pursuant to the escrow agreements (Note 9.3) and contractual hold periods as set out in the Langer Heinrich Agreement. As at April 30, 2021, 250,000 common shares remain subject to a contractual hold period until June 11, 2021.

During the year ended April 30, 2020, the Company exercised the Langer Heinrich Option by issuing 1,354,167 special warrants (the “Option SW”) to Mega. On October 28, 2019, the Company issued 1,354,167 common shares as a result of the exercise of the Option SW. The common shares are subject to escrow provisions pursuant to the escrow agreements (Note 9.3).

Church Rock, Dewey-Burdock, Lance and Roca Honda Projects

On August 30, 2019, upon completion of an asset purchase agreement with Westwater Resources Inc. (“Westwater”) the Company acquired a 4% net smelter return royalty on the Church Rock property, a 30% net proceeds royalty on a portion of the Dewey-Burdock property, a 4% gross revenues royalty on a portion of the Lance property, a 4% gross revenues royalty on a portion of the Roca Honda property and a convertible promissory note (the “Laramide Promissory Note”) issued by Laramide Resources Ltd. to Westwater. The Laramide Promissory Note was fully settled on January 16, 2020.

Reno Creek Project

On December 10, 2019, the Company acquired a 0.5% net profit interest royalty on a portion of the Reno Creek property from a group of third parties. The Reno Creek property is wholly owned by UEC.

Roughrider Project

On December 10, 2019, the Company acquired a 1.97% net smelter return royalty for total consideration of $5.9 million, of which 50% was paid in cash and 50% was satisfied by the issuance of units of the Company (the “Units”), with each unit comprised of one common share and one Listed Warrant of the Company, at a price of $1.50 per Unit. The Company made a cash payment of $2,955,150 and issued 1,969,964 Units for $2,954,946. As at April 30, 2021, the Units which are subject to contractual hold periods will expire as follows:

a) 492,491 common shares and 492,491 Listed Warrants on June 11, 2021, and

b) 492,491 common shares and 492,491 Listed Warrants on December 11, 2021.

13

Uranium Royalty Corp.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars unless otherwise stated)

7. Royalties and Royalty Options (continued)

Michelin Project

On December 10, 2019, the Company acquired a 2% gross revenues royalty on the Michelin property for total consideration of $4.3 million from Altius Minerals Corporation and Altius Royalty Corp. (collectively referred to as “Altius”). The purchase consideration was satisfied by the issuance of Units of the Company at a price of $1.50 per Unit. The Company issued 2,833,332 Units for $4,249,998. As at April 30, 2021, the Units which are subject to contractual hold periods will expire as follows:

a) 708,333 common shares and 708,333 Listed Warrants on June 11, 2021, and

b) 708,333 common shares and 708,333 Listed Warrants on December 11, 2021.

8. Government Loan Payable

On April 23, 2020, the Company received a loan of $40,000 through the Canadian Emergency Business Account Program (“CEBA Loan”), which provides financial relief for Canadian businesses during the COVID-19 pandemic. The CEBA Loan has a maturity date of December 31, 2022 and may be extended to December 31, 2025. The CEBA Loan is unsecured, non-revolving and non-interest bearing prior to December 31, 2022. The CEBA Loan is subject to an interest rate of 5% per annum during any extended term, and is repayable at any time without penalty. If at least 75% of the CEBA Loan is repaid prior to December 31, 2022, the remaining balance of the CEBA Loan will be forgiven.

9. Issued Capital

9.1 Common Shares

The authorized share capital of the Company is comprised of an unlimited number of common shares and unlimited number of preferred shares issuable in series without par value.

Common shares subject to certain hold periods are set out as follows:

Number of Common Shares
Common shares issued at $0.10 per share	9,000,000
Common shares issued at $0.25 per share	1,166,690
Common shares issued to acquire royalties and royalty options (Note 7)	6,651,648

The common shares issued pursuant to the subscription agreements at $0.10 per share are subject to contractual hold periods, which will expire as follows:

a) one-third (1/3) on December 11, 2021,

b) one-third (1/3) on June 11, 2022, and

c) one-third (1/3) on December 11, 2022.

As at April 30, 2021, 1,166,690 common shares issued pursuant to the subscription agreements at $0.25 per share are subject to a contractual hold period until June 11, 2021.

Common shares subject to escrow provisions (Note 9.3) are set out as follows:

Number of Common Shares
Common shares issued in private placements	902,500
Common shares issued to UEC to acquire royalties	3,000,000
Common shares issued to Mega to acquire royalty option and upon exercise of Option SW	526,044

14

Uranium Royalty Corp.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars unless otherwise stated)

9. Issued Capital (continued)

9.2 Warrant Reserves

The following outlines the movements of the Company’s warrants and special warrants:

	Number of Warrants	Number of Special Warrants	Amount
			($)
Balance, as at April 30, 2019	-	1,349,503	2,024,255
Special warrants issued at fair value of $1.50 per warrant	-	2,233,334	3,350,001
Special warrants issued to acquire royalties	-	1,354,167	2,031,251
Common shares issued upon exercise of special warrants	-	(3,203,670)	(4,805,506)
Initial public offering:
Listed warrants issued for cash	20,000,000	-	5,244,755
Listed warrants issued on automatic exercise of qualifying special warrants	1,733,334	(1,733,334)	(2,145,455)
Listed Warrants issued on exercise of over-allotment option	861,000	-	215,250
Agents’ fees and issuance costs	-	-	(292,935)
Common share purchase warrants issued to settle other payable	500,000	-	195,089
Listed Warrants issued to acquire royalties (Note 7)	4,803,296	-	1,259,606
Balance, as at April 30, 2020	27,897,630	-	7,076,311
Common shares issued upon exercise of warrants	(2,769,293)	-	(724,160)
Balance, as at April 30, 2021	25,128,337	-	6,352,151

As at April 30, 2021, there are 24,834,219 Listed Warrants, and 294,118 unlisted common share purchase warrants (the “Unlisted Warrants”). The Unlisted Warrants are exercisable into one common share at an exercise price of $1.40 per share until December 6, 2024.

Common share purchase warrants subject to certain hold periods are set out as follows:

Number of Warrants
Listed Warrants issued to acquire royalties (Note7)	2,401,648

9.3 Escrow Agreements

The Company has entered into escrow agreements (the “Escrow Agreements”) with several directors and senior officers of the Company, Mega and UEC pursuant to the National Policy and the TSX-V Policy. As at April 30, 2021, 4,428,544 common shares are subject to escrow provisions as set out in the Escrow Agreements. Such common shares are released from escrow on June 11, 2021.

9.4 Long Term Incentive Plan

The Company has adopted the long term incentive plan (the “LTIP”) which provides that the Board of Directors may, from time to time, in its discretion, grant awards of restricted share units, performance share units, deferred share units, options and stock appreciation rights to directors, key employees and consultants. The LTIP is available to directors, key employees and consultants of the Company, as determined by the Board of Directors. The aggregate number of common shares issuable under the LTIP in respect of awards shall not exceed 10,775,285 common shares.

15

Uranium Royalty Corp.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars unless otherwise stated)

9. Issued Capital (continued)

9.4 Long Term Incentive Plan (continued)

So long as it may be required by the rules and policies of the TSX-V: (a) the total number of common shares issuable to any participant under the LTIP, at any time, together with common shares reserved for issuance to such participant under any other security-based compensation arrangements of the Company, shall not exceed 5% of the issued and outstanding common shares; (b) the total number of common shares issuable to insiders within any one-year period and at any given time under the LTIP, together with any other security-based compensation arrangement of the Company, shall not exceed 10% of the issued and outstanding common shares; and (c) the total number of common shares issuable to non-executive directors (excluding the Chair of the Board, if any) under the LTIP shall not exceed 3% of the issued and outstanding common shares.

The number of options to be granted, the exercise price(s) and the time(s) at which an option may be exercised shall be determined by the Board, in its sole discretion, provided that the exercise price of options shall not be lower than the exercise price permitted by the TSX-V, and further provided that the term of any option shall not exceed ten years. So long as it may be required by the rules and policies of the TSX-V: (a) options shall not be granted if the exercise thereof would result in the issuance of more than 2% of the issued common shares in any twelve-month period to any one consultant or to persons conducting investor relations activities; and (b) the grant value of common shares issued or reserved for issuance pursuant to options granted under the LTIP to any one non-executive director (excluding the Chair of the Board, if any) plus the number of common shares that are reserved at that time for issue or are issuable to such non-executive director pursuant to any other security-based compensation agreement shall not exceed $100,000 in any fiscal year, calculated by the Company as of the grant date. All options granted under the LTIP to persons providing investor relations activities will vest and become exercisable over a period of not less than twelve months, with no more than one quarter of such options vesting and becoming exercisable in any three month period.

No share-based awards have been granted by the Company during the year ended April 30, 2021 and 2020. 875,000 stock options were granted by the Company subsequent to April 30, 2021. (Note 16).

10. Capital Risk Management

The Company’s objectives are to safeguard the Company’s ability to continue as a going concern in order to support the Company’s normal operating requirements and future acquisitions of royalties and royalty options, and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares, debt, acquire or dispose of assets or adjust the amount of cash.

At April 30, 2021, the Company’s capital structure consists of the equity of the Company (Note 9). The Company is not subject to any externally imposed capital requirements. In order to maximize ongoing development efforts, the Company does not pay dividends.

11. Financial Instruments

At April 30, 2021, the Company’s financial assets include cash and cash equivalents, restricted cash and short-term investments. The Company’s financial liabilities include accounts payable and accrued liabilities and government loan payable. The Company uses the following hierarchy for determining and disclosing fair value of financial instruments:

● Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities.

● Level 2: other techniques for which all inputs have a significant effect on the recorded fair value which are observable, either directly or indirectly.

● Level 3: techniques which use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

16

Uranium Royalty Corp.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars unless otherwise stated)

11. Financial Instruments (continued)

The Company’s cash and cash equivalents, restricted cash, accounts payable and accrued liabilities and government loan payable approximate fair value due to their short terms to settlement. The Company’s short-term investment is measured at fair value on a recurring basis and classified as level 1 within the fair value hierarchy. The fair value of short-term investments is determined by obtaining the quoted market price of the short-term investment and multiplying it by foreign exchange rate, if applicable, and the quantity of shares held by the Company.

11.1 Financial risk management objectives and polices

The financial risk arising from the Company’s operations are credit risk, liquidity risk, commodity price risk, interest rate risk, currency risk and other price risk. These risks arise from the normal course of operations and all transactions undertaken are to support the Company’s ability to continue as a going concern. The risks associated with these financial instruments and the policies on how the Company mitigates these risks are set out below. Management manages and monitors these exposures to ensure appropriate measures are implemented in a timely and effective manner.

11.2 Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. Credit risk for the Company is primarily associated with the Company’s bank balances. The Company mitigates credit risk associated with its bank balance by holding cash and cash equivalents and restricted cash with large, reputable financial institutions.

11.3 Liquidity risk

Liquidity risk is the risk that the Company will not be able to settle or manage its obligations associated with financial liabilities. To manage liquidity risk, the Company closely monitors its liquidity position and ensures it has adequate sources of funding to finance its projects and operations. The Company believes that, taking into account its current cash reserves, it has sufficient working capital for its present obligations for at least the next twelve months commencing from April 30, 2021. The Company’s working capital as at April 30, 2021 was $50,099,267. The Company’s accounts payable and accrued liabilities are expected to be realized or settled, respectively, within a one-year period.

11.4 Commodity price risk

The Company’s future profitability will be dependent on the royalty income to be received from mine operators. Royalties are based on a percentage of the minerals or the products produced, or revenue or profits generated from the property which is typically dependent on the prices of the minerals the property operators are able to realize. Mineral prices are affected by numerous factors such as interest rates, exchange rates, inflation or deflation and global and regional supply and demand.

11.5 Interest rate risk

The Company’s exposure to interest rate risk arises from the impact of interest rates on its cash and guaranteed investment certificates, which bear interest at fixed or variable rates. The interest rate risks on the Company’s cash and cash equivalents and restricted cash balances are minimal.

11.6 Currency risk

Financial instruments that impact the Company’s net loss or other comprehensive income due to currency fluctuations include short-term investments denominated in UK pounds sterling and cash and cash equivalents and restricted cash denominated in U.S. dollars. The impact of a Canadian dollar change against UK pounds sterling on short-term investments by 10% at April 30, 2021 would have an impact, net of tax, of approximately $2,599,000 on other comprehensive income. The impact of a Canadian dollar change against U.S. dollars on cash and cash equivalents and restricted cash by 10% would have an impact of approximately $153,000 on net loss for the year ended April 30, 2021.

17

Uranium Royalty Corp.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars unless otherwise stated)

11. Financial Instruments (continued)

11.7 Other price risk

The Company is exposed to equity price risk as a result of holding investments in other mining companies. The Company does not actively trade these investments. The equity prices of these investments are impacted by various underlying factors including commodity prices. Based on the Company’s short-term investments held as at April 30, 2021, a 10% change in the equity prices of these investments would have an impact, net of tax, of approximately $2,599,000 on other comprehensive income.

12. Income Tax

The Company had no assessable profit for the years ended April 30, 2021 and 2020. A reconciliation of the provision for income taxes computed at the combined Canadian federal and provincial statutory rate to the provision for income taxes as shown in the statements of comprehensive loss for the years ended April 30, 2021 and 2020 is as follows:

	For the year ended April 30,
	2021 ($)	2020 ($)
Net loss for the year	1,854,840	2,829,485
Statutory rate	27.00%	27.00%
Recovery of income taxes at statutory rates	500,807	763,961
Non-deductible permanent differences	(48,142)	17,510
Change in unrecognized deferred income tax assets	25,654	(623,507)
Other	-	(29,837)
Tax recovery for the year	478,319	128,127

The significant component of the Company’s deferred tax assets and liabilities recognized are as follows:

	As at April 30, 2021 ($)	As at April 30, 2020 ($)
Deferred tax liabilities:
Excess of accounting value of short-term investments over tax value	(869,467)	(530,089)
Deferred tax assets:
Non-capital losses carry-forward	869,467	530,089
	-	-

The temporary differences for which deferred income tax assets are not recognized are as follows:

	As at April 30, 2021 ($)	As at April 30, 2020 ($)
Non-capital loss carry-forward	6,798,494	5,818,002
Financing costs	1,024,773	1,906,148
Unrecognized deferred income tax assets	7,823,267	7,724,150

The deferred tax assets have not been recognized in the consolidated financial statements, as management does not consider it more likely than not that those assets will be realized in the near future. The Company has non-capital losses which may be carried-forward to reduce taxable income in future years. The non-capital losses of $320,817, $3,281,631, $4,901,922 and $1,506,171 in Canada will expire on April 30, 2038, 2039, 2040 and 2041, respectively.

18

Uranium Royalty Corp.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars unless otherwise stated)

13. Related Party Transactions

13.1 Related Party Transactions

During the year ended April 30, 2021, the Company incurred $5,335 (2020: $14,892) in general and administrative expenses related to website hosting and maintenance services provided by a vendor that is controlled by a direct family member of the Chairman.

Related party transactions are based on the amounts agreed to by the parties. During the years ended April 30, 2021 and 2020, the Company did not enter into any contracts or undertake any commitment or obligation with any related parties other than as described herein and in Note 7.

13.2 Transactions with Key Management Personnel

Key management personnel are persons responsible for planning, directing and controlling the activities of an entity. The remuneration of directors and key management, for the years ended April 30, 2021 and 2020, comprised of:

	For the year ended April 30,
	2021	2020
	($)	($)
Scott Melbye - Chief Executive Officer (1)	141,874	99,778
Scott Melbye - Former Chairman (2)	-	59,904
Philip Williams - Former Chief Executive Officer (3)	-	157,494
Josephine Man - Chief Financial Officer (4)	83,373	133,015
Amir Adnani - Chairman (5)	102,000	46,500
Independent directors (6)	49,524	30,000
Total	376,771	526,691

(1)	Management fee of $141,874 (2020: $99,778) for the year ended April 30, 2021 represented salaries paid to a company controlled by Scott Melbye, who is the President, Chief Executive Officer and a director of the Company.

(2)	Chair fee of $Nil (2020: $59,904) for the year ended April 30, 2021 was charged by a company controlled by Scott Melbye, in his capacity at such time as the Chairman and as a member of the Company’s Advisory Committee.

(3)	Management fee of $Nil (2020: $157,494) for the year ended April 30, 2021 represented salaries and other expenses incurred for services provided by a company controlled by this is controlled by Philip Williams, who was the President, Chief Executive Officer and a director of the Company until October 2019. The amount payable to a company controlled by Mr. Williams of $102,896 as at April 30, 2020 was paid during the year ended April 30, 2021.

(4)	Management fee of $83,373 (2020: $133,015) for the year ended April 30, 2021 represented salaries and other expenses for services provided by Josephine Man, the Company’s Chief Financial Officer, and a company controlled by Ms. Man. The amount payable to a company controlled by Ms. Man of $6,327 as at April 30, 2020 was paid during the year ended April 30, 2021.

(5)	Chair fee of $102,000 (2020: $46,500) for the year ended April 30, 2021 was charged by a company controlled by Amir Adnani, the Chairman of the Company.

(6)	Consisted of independent directors’ fees.

19

Uranium Royalty Corp.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars unless otherwise stated)

14. Operating Segments

The Company conducts its business as a single operating segment, being the acquiring and assembling a portfolio of royalties and investing in companies with direct exposure to uranium. Except for the short-term investments in Yellow Cake which is listed on the London Stock Exchange in the United Kingdom, the royalties on uranium projects located in the United States and Namibia, substantially all of the Company’s assets and liabilities are held within Canada.

15. Commitments

The Company is leasing its office in Vancouver, Canada with a term of 12 months or less from the date of the lease agreement. As at April 30, 2021, future rental payment due within one year is approximately $30,000.

16. Subsequent Events

Margin Loan

On May 7, 2021, as amended on June 21, 2021, the Company received a margin loan facility for a maximum amount of $12 million (US$10 million) (the “Facility”) from a bank. The amount of the unutilized portion of the Facility may not exceed US$5,000,000 before May 7, 2022 (the “Unutilized Portion”). The margin loan is subject to an interest rate of 3-month USD LIBOR plus 5.50% per annum and the unutilized portion of the Facility is subject to a standby fee of 2.50% per annum. In addition, the Company agreed to pay a one-time facility fee equal to 1.25% of the Facility.

The Facility is secured by a pledge of all the shares of Yellow Cake held by the Company. The Facility matures on the earlier of: (i) May 5, 2023; or (ii) the early payment date on which the outstanding loan amount is fully and finally paid and is subject to customary margin requirements, with margin calls being triggered in the event, among other things, that the loan-to-value ratio is at or above 50%. The Company may voluntarily repay the outstanding amount during the term of the Facility, provided that the outstanding balance of the loan shall not be less than the Unutilized Portion. The amounts that are voluntarily repaid may be reborrowed by the Company up to the maximum amount of the Facility. The bank has the option to set the early repayment date when the closing price of Yellow Cake share is equal to or less than GBP1.605.

On May 7, 2021, approximately $6.3 million (US$5,175,000) of the Facility was drawn down by the Company.

Acquisition of Royalties and Royalty Option

On May 7, 2021, pursuant to an amended and restated royalty purchase agreement dated effective February 10, 2021 (the “Royalty Purchase Agreement”) with Reserve Minerals Inc. and Reserve Industries Corp. (collectively, the “Royalty Vendors”), the Company acquired: (i) a 1% gross overriding royalty on an approximate 9% share of uranium production derived from an approximate 30.195% ownership interest of Orano Canada Inc. (“Orano”) on the McArthur River Project located in Saskatchewan, Canada; (ii) a 10% to 20% sliding scale net profits interest (an “NPI”) royalty on a 3.75% share of overall uranium production, drawn from Orano’s approximate 37.1% ownership interest in the Waterbury Lake / Cigar Lake Project (the “Waterbury Lake / Cigar Lake Project”) located in Saskatchewan, Canada; and (iii) an option to purchase the 20% NPI on a 7.5% share of overall uranium production from the project lands that comprise the early exploration stage Dawn Lake Project, which are adjacent to portions of the Waterbury Lake / Cigar Lake Project. The royalty rate adjusts to 10% in the future upon production of 200 million pounds from the combined royalty lands of the Dawn Lake and Waterbury Lake / Cigar Lake Projects.

The consideration paid by the Company under the Royalty Purchase Agreement was approximately $16.3 million, which was satisfied by the Company by paying to the Royalty Vendors approximately $12.1 million (US$10.0 million) in cash and issuing to the Royalty Vendors 970,017 common shares of the Company.

20

Uranium Royalty Corp.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars unless otherwise stated)

16. Subsequent Events (continued)

Bought Deal Offering

On May 20, 2021, the Company completed a bought deal offering by way of short form prospectus of 6,100,000 common shares (the “Offered Shares”) at a price of $4.10 per Offered Share (the “Offering Price”) for gross proceeds of $25,010,000. Pursuant to an underwriting agreement dated May 10, 2021, among the Company and the underwriters, the Company granted the underwriters an option, exercisable at the Offering Price for a period of 30 days following the closing of the public offering, to purchase up to an additional 15% of the number of Offered Shares sold under the bought deal offering to cover over-allotments, if any. The underwriters did not exercise the over-allotment option and it expired on June 18, 2021.

UEC purchased 1,000,000 Offered Shares, representing 16.39% of the number of Offered Shares, on the same terms as the bought deal offering.

Grant of Stock Options

On May 31, 2021, the Company granted 675,000 stock options at an exercise price of $3.49 per share and 50,000 stock options at an exercise price of $4.10 to directors, officers and employees. These share options are exercisable for a period of 5 years from the date of grant and will vest as follows: (a) 25% on the grant date; and (b) 25% on each of the dates that are 6, 12 and 18 months thereafter. In addition, the Company granted 150,000 stock options at an exercise price of $3.49 per share to a consultant. These share options are exercisable for a period of 2 years from the date of grant and will vest as follows: (a) 25% on the grant date; and (b) 25% on each of the dates that are 4, 8 and 12 months thereafter.

Base Shelf Prospectus

On June 16, 2021, the Company filed a final short form base shelf prospectus, providing for the public offer and sale of certain securities of the Company from time to time, during the 25-month period, of up to $130,000,000.

21